UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                       K-III Communications Corporation
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   48272710
                                (CUSIP NUMBER)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48272710             13G                 Page 2 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MA Associates LP


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          33,814,640


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 33,814,640
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      33,814,640


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      26.21%


  12  TYPE OF REPORTING PERSON*

      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 48272710             13G                 Page 3 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FP Associates LP


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          15,200,000


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 15,200,000
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,200,000


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.78%


  12  TYPE OF REPORTING PERSON*

      PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP No. 48272710             13G                 Page 4 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Magazine Associates LP


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          34,524,000


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 34,524,000
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,524,000


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      26.76%


  12  TYPE OF REPORTING PERSON*

      PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP No. 48272710             13G                 Page 5 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Publishing Associates, L.P.


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          9,375,000


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 9,375,000
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,375,000


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      7.27%


  12  TYPE OF REPORTING PERSON*

      PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP No. 48272710             13G                 Page 6 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Channel One Associates, L.P.


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          12,500,000


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 12,500,000
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,500,000


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.69%


  12  TYPE OF REPORTING PERSON*


                     *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP No. 48272710             13G                 Page 7 of 13 Pages


 1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KKR Partners II, L.P.


 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /
                                                         (b) /X/


 3  SEC USE ONLY



 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                       5  SOLE VOTING POWER
                          1,472,625


   NUMBER OF
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY
    EACH
  REPORTING            7  SOLE DISPOSITIVE POWER
   PERSON                 1,472,625
    WITH

                       8  SHARED DISPOSITIVE POWER
                          0


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,472,625


  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      1.14%


  12  TYPE OF REPORTING PERSON*


                     *SEE INSTRUCTION BEFORE FILLING OUT!
Item 1.

         (a)     Name of Issuer

                 K-III Communications Corporation

         (b)     Address of Issuer's Principal Executive Offices

                 745 Fifth Avenue, New York, New York 10151.
Item 2.

         (a)     Names of Persons Filing

                 MA Associates, L.P.
                 FP Associates, L.P.
                 Magazine Associates, L.P.
                 Publishing Associates, L.P.
                 Channel One Associates, L.P.
                 KKR Partners II, L.P.

         (b)     Address of Principal Business Office or, if none, Residence

                 c/o Kohlberg Kravis Roberts & Co., L.P.
                 9 West 57th Street, New York, New York 10019.

         (c)     Citizenship

                 MA Associates, L.P. -- Delaware
                 FP Associates, L.P. -- Delaware
                 Magazine Associates, L.P. -- Delaware
                 Publishing Associates, L.P. -- Delaware
                 Channel One Associates, L.P. -- Delaware
                 KKR Partners II, L.P. -- Delaware

         (d)     Title of Class of Securities

                 Common Stock, par value $.01 per share.

         (e)     CUSIP Number

                 48272710

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)     / /   Broker or Dealer registered under Section 15 of the Act

         (b)     / /   Bank as defined in section 3(a)(6) of the Act

         (c)     / /   Insurance Company as defined in section 3(a)(19) of the
                       Act

         (d)     / /   Investment Company registered under section 8 of the
                       Investment Company Act

         (e)     / /   Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940

         (f)     / /   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund; see
                       Section 240.13d-1(b)(ii)(F)

         (g)     / /   Parent Holding Company, in accordance with
                       Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)     / /   Group, in accordance with Section 240.13d-1(b)(ii)(H)

                 Not applicable.

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)     Amount Beneficially Owned

         (b)     Percent of Class

         (c)     Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote

                 (ii)   shared power to vote or to direct the vote

                (iii)   sole power to dispose or to direct the disposition of

                 (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                 As of December 31, 1996, MA Associates, L.P. was the owner of 33,814,640 shares of the issuer's Common Stock, representing 26.21% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). MA Associates, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 As of December 31, 1996, FP Associates, L.P. was the owner of 15,200,000 shares of the issuer's Common Stock, representing 11.78% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). FP Associates, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 As of December 31, 1996, Magazine Associates, L.P. was the owner of 34,524,000 shares of the issuer's Common Stock, representing 26.76% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). Magazine Associates, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 As of December 31, 1996, Publishing Associates, L.P. was the owner of 9,375,000 shares of the issuer's Common Stock, representing 7.27% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). Publishing Associates, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 As of December 31, 1996, Channel One Associates, L.P. was the owner of 12,500,000 shares of the issuer's Common Stock, representing 9.69% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). Channel One Associates, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 As of December 31, 1996, KKR Partners II, L.P. was the owner of 1,472,625 shares of the issuer's Common Stock, representing 1.14% of the outstanding shares of the issuer's Common Stock (based on the number of shares of the issuer's Common Stock outstanding as of December 31, 1996). KKR Partners II, L.P. has the sole power to dispose of or to direct the disposition of the shares of the issuer's Common Stock that it owns.

                 KKR Associates is the sole general partner of each of MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P. and KKR Partners II, L.P., in which capacity it may be deemed to beneficially own any shares of the issuer's Common Stock deemed to be beneficially owned by MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P. and
         KKR Partners II, L.P. Each of Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott
         M. Stuart and Edward A. Gilhuly are general partners of KKR Associates, and each of Messrs. Kravis and Roberts are also members of the Executive Committee of KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of the issuer's Common Stock that KKR Associates may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

                 MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P. and KKR Partners II, L.P. (collectively, the "Limited Partnerships") are Delaware limited partnerships. The Limited Partnerships may be deemed to be a group in relation to their respective investments in K-III Communications Corporation. The Limited Partnerships do not affirm the existence of a group.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

         Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                          MA ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact


                          FP ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          MAGAZINE ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          PUBLISHING ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact


                          CHANNEL ONE ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          KKR PARTNERS II, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                        February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                                    EXHIBIT


Exhibit 1. Joint Filing Agreement and Power of Attorney among MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P. and KKR Partners II, L.P., dated February 12, 1997, relating to the filing of a joint statement on Schedule 13G.

                                                                     Exhibit 1

                 JOINT FILING AGREEMENT AND POWER OF ATTORNEY


                 We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. Each of us hereby constitutes and appoints each of James H. Greene, Jr., Clifton S. Robbins and Scott M. Stuart as our true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, to prepare, execute and file any such amendments, and any other documents that any such agent and attorney-in-fact may consider advisable in connection with the holdings described in this statement on Schedule 13G, on our behalf, and hereby ratifies any such action by such agent and attorney-in-fact.

                          MA ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact


                          FP ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          MAGAZINE ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact


                          PUBLISHING ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          CHANNEL ONE ASSOCIATES, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                                __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact

                          KKR PARTNERS II, L.P.

                          By:   KKR ASSOCIATES,
                                its General Partner

                                         February 12, 1997
                               __________________________________________
                                              Date

                                 /s/ Salvatore J. Badalamenti
                                __________________________________________
                                Salvatore J. Badalamenti
                                Attorney-in-Fact